SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

YOUNGEVITY INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

987537206
(CUSIP Number)

David Briskie 2400 Boswell Road Chula Vista, CA 91914 (619) 934-3980
(Name, address and telephone number of person authorized to receive notices and communications)

January 9, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 987537206	SCHEDULE 13D	Page _2_ of _7_ Pages

1	NAME OF REPORTING PERSONS David Briskie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 1,226,650
SHARES BENEFICIALLY	8	SHARED VOTING POWER 350,028
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 1,226,650
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 350,0280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,576,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.88%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 987537206	SCHEDULE 13D	Page _3_ of _7_ Pages

Item 1.
Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Youngevity International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2400 Boswell Road, Chula Vista, California 91914.

Item 2.
Identity and Background.

(a)	This Schedule 13D is being filed by David Briskie.
(b)	The principal business address for Mr. Briskie is 2400 Boswell Road, Chula Vista, California 91914.
(c)	Mr. Briskie is the President and Chief Financial Officer of the Issuer and a director of the Issuer.
(d)	Mr. Briskie has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Mr. Briskie has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Briskie is a citizen of the United States of America.

Item 3.
Source or Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

CUSIP No. 987537206	SCHEDULE 13D	Page _4_ of _7_ Pages

Item 4.
Purpose of the Transaction.

On January 9, 2019, Mr. Briskie received an award under the Issuer’s Amended and Restated 2012 Stock Option Plan (the “Plan”) of an option to purchase 541,471 shares of Common Stock, having an exercise price equal to the fair market value of the common stock on the date of grant, vesting in full immediately upon grant and expiring ten years thereafter. The Issuer also agreed, effective as of the 20th day following the mailing of a definitive information statement on Schedule 14C to the Issuer’s stockholders regarding a proposed amendment to the Plan to increase the number of shares of Common Stock available for issuance under the Plan (the “Approval Date”), and to award an option to Mr. Briskie to purchase 458,529 shares of Common Stock, having an exercise price equal to the fair market value of the Common Stock on the Approval Date, vesting upon the date of the grant and expiring ten years thereafter.

Item 5.
Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 25,760,708 shares of Common Stock outstanding on January 9, 2019.

Mr. Briskie is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,226,650 shares of Common Stock, which consists of 170,429 shares of Common Stock owned individually that were acquired by Mr. Briskie in privately negotiated transactions prior to the Issuer becoming a reporting company and outstanding options issued during 2012, 2013, 2014, 2016 and 2018 under the Plan to purchase an aggregate of 514,750 share of Common Stock that have vested of a total of 900,000 shares of common stock underlying the options as compensation for services exercisable for an aggregate of 1,056,221 shares of Common Stock beneficially owned.

Mr. Briskie is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 350,028 shares of Common Stock, which consists of 100,028 shares of common stock owned by Brisk Investments, LP, and 250,000 shares of common stock owned by Brisk Management, LLC, each of which are entities controlled by Mr. Briskie. The shares were acquired by Mr. Briskie in privately negotiated transactions prior to the Issuer becoming a reporting company.

The information provided above does not include an option to purchase 458,529 shares of Common Stock which the Issuer has agreed to issue to Mr. Briskie on the Approval Date as compensation for services, nor does it include 250,000 restricted stock units issued to Mr. Briskie in August 2017, of which each unit represents a contingent right to receive one share of Common Stock, vesting as follows: (i) Year 3 – 25,000 shares; (ii) Year 4 – 37,500 shares; (iii) Year 5 – 125,000 shares; and (iv) Year 6 – 62,500 shares; provided that Mr. Briskie continues to serve as an executive officer or otherwise is not terminated for cause prior to such dates.

CUSIP No. 987537206	SCHEDULE 13D	Page _5_ of _7_ Pages

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Briskie (based on 25,760,708 shares of Common Stock outstanding as of January 9, 2019) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:

	1,576,678	5.88%

(b)	Number of shares of Common Stock as to which Mr. Briskie has:

(i) Sole power to vote or to direct the vote:	1,226,650

(ii) Shared power to vote or to direct the vote:	350,028

(iii) Sole power to dispose or to direct the disposition of:	1,226,650

(iv) Shared power to dispose or to direct the disposition of:	350,028

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 987537206	SCHEDULE 13D	Page _6_ of _7_ Pages

Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.
Material to be filed as Exhibits.

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 987537206	SCHEDULE 13D	Page _7_ of _7_ Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2019	By:	David Briskie
David Briskie

Annex A

Transactions by the Reporting Person During the Past Sixty Days

01/09/2019	Received an award of an option to acquired 541,571 shares of Common Stock	$	*

*
As disclosed in this Schedule 13D, on January 9, 2019, Mr. Briskie received an award under the Issuer’s Amended and Restated 2012 Stock Option Plan of an option to purchase 541,471 shares of Common Stock as compensation for services rendered, having an exercise price equal to the fair market value of the common stock on the date of grant, vesting upon grant and expiring ten years thereafter.

Does not include an option to purchase 458,529 shares of Common Stock which the Issuer has agreed to issue to Mr. Briskie on the 20th day following the mailing of a definitive information statement to Issuer’s stockholders regarding a proposed amendment to increase the number of shares of Common Stock available for issuance under the Amended and Restated 2012 Stock Option Plan which will vest immediately upon the date of the grant.